Lightstone Value Plus Real Estate Investment Trust, Inc.

1985 Cedar Bridge Ave., Suite 1

Lakewood, New Jersey 08701

January 18, 2013

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Kristi Marrone

Re: Lightstone Value Plus Real Estate Investment Trust, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 30, 2012

File No. 000-52610

Dear Ms. Marrone:

On behalf of Lightstone Value Plus Real Estate Investment Trust, Inc. (the “Company”), I am submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated December 20, 2012 (the “Comment Letter”) with respect to the Form 10-K for Fiscal Year Ended December 31, 2011 filed March 30, 2012.

The responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the response.

Form 10-K for the Fiscal Year Ended December 31, 2011

General

1.	From note 15 of your financial statements, you disclose the distribution arrangement and impact of the SLP units. Please clarify if the initial and subsequent stockholder return thresholds are measured purely based on distributions or your actual performance and changes in NAV. Also, please clarify if the subsequent distributions to the SLP units would be limited to any specific measure of available cash. As you have made distributions to SLP units, please clarify the source of those distributions. Please provide similar disclosure in future filings in the section you discuss your distribution coverage, as applicable.

With respect to the distribution arrangements and impact of SLP units, the initial and subsequent stockholder return thresholds are measured purely based on distributions. The initial and subsequent return thresholds are not based on any measure of the Company’s performance or changes in NAV. Subsequent distributions to the SLP units are not limited to any specific measure of available cash; however, please note that SLP units will receive no distributions until after stockholders receive a 7% cumulative return calculated purely based on distributions. The source of the distributions to the SLP units has been from operating cash flow, issuance of shares under our Distribution Reinvestment Plan (“DRIP”) and excess cash. In future filings we will provide a similar disclosure in the section we discuss distribution coverage, as applicable.

Item 1A. Risk Factors, page 10

2.	We note that it appears that your GAAP cash flow from operations was insufficient to cover distribution payments in 2011. To the extent that there is a shortfall in GAAP cash flow from operations in relation to total distributions (including amounts reinvested through your dividend reinvestment plan), please include risk factor that describes this risk to your investors, including the percentage coverage of your distributions in future Exchange Act reports.

In future exchange act reports, to the extent that there is a shortfall in GAAP cash flow from operations in relation to total distributions (including amounts reinvested through our dividend reinvestment plan) we will include a risk factor that describes this risk to our investors, including the percentage coverage of our distributions.

Item 2. Properties, page 47

3.	We note your correspondence dated April 29, 2011 and September 14, 2011 in which you indicated that you would provide lease expiration information in future Exchange Act reports, but we are unable to locate such disclosure. Please provide an aggregate schedule of the lease expirations for the next ten years for all of your retail and industrial properties, stating (i) the number of tenants whose leases will expire, (ii) the total area in square feet covered by such leases, (iii) the annual rental represented by such leases, and (iv) the percentage of gross annual rental represented by such leases or advise.

In future exchange act reports we will provide an aggregate schedule of the lease expirations for the next ten years for all of our retail and industrial properties, stating (i) the number of tenants whose leases will expire, (ii) the total area in square feet covered by such leases, (iii) the annual rental represented by such leases, and (iv) the percentage of gross annual rental represented by such leases similar to the disclosures below:

Retail Segment

Lease Expiration Year	Number of Expiring Leases	GLA of Expiring Leases (Sq. Ft.)	Annualized Base Rent of Expiring Leases ($)	Percent of Total GLA	Percent of Total Annualized Base Rent
2013	22	62,747	732,907	8.9%	8.3%
2014	17	57,582	802,162	8.2%	9.1%
2015	16	115,918	1,615,470	16.5%	18.4%
2016	11	45,987	663,710	6.6%	7.6%
2017	7	18,650	236,988	2.7%	2.7%
2018	11	90,061	1,371,718	12.8%	15.6%
2019	14	100,624	1,437,571	14.3%	16.4%
2020	4	115,294	981,069	16.4%	11.2%
2021	4	21,128	298,371	3.0%	3.4%
2022	1	45,528	295,932	6.5%	3.4%
Thereafter	1	28,000	346,640	4.1%	3.9%
	108	701,519	8,782,538	100.0%	100.0%

Industrial Segment

Lease Expiration Year	Number of Expiring Leases	GLA of Expiring Leases (Sq. Ft.)	Annualized Base Rent of Expiring Leases ($)	Percent of Total GLA	Percent of Total Annualized Base Rent
2013	44	294,315	1,792,167	27.8%	29.2%
2014	26	213,575	1,370,004	20.1%	22.3%
2015	19	217,155	1,701,107	20.5%	27.7%
2016	9	60,188	269,566	5.7%	4.4%
2017	5	249,250	587,478	23.5%	9.6%
2018	2	25,455	411,030	2.4%	6.8%
2019	-	-	-	-	-
2020	-	-	-	-	-
2021	-	-	-	-	-
2022	-	-	-	-	-
Thereafter	-	-	-	-	-
	105	1,059,938	6,131,352	100.0%	100.0%

4.	In future Exchange Act reports, please disclose the average daily rate for your hospitality properties or explain to us why such information is not material to investors.

In future exchange act reports we will disclose the average daily rate for our hospitality properties.

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities, page 49

5.	We note your disclosure regarding NAV per share as of December 31, 2011. We further note that you have previously disclosed NAV per share as of December 31, 2010. In future Exchange Act reports that include NAV disclosure, please include a comparable breakdown for any prior period valuations. Please also disclose historical NAV calculations.

In future exchange act reports that include NAV disclosure we will include a comparable breakdown for any prior period valuations and also disclose historical NAV calculations.

6.	In future Exchange Act reports, please also identify the next time you intend to update NAV.

In future exchange act reports we will identify the next time that we intend to update the NAV. Please note that the Company did disclose the next time we intended to update the NAV on page 53 of our Form 10-K for Fiscal Year Ended December 31, 2011 filed March 30, 2012. For the convenience of the Staff, we have restated the disclosure in italics below:

Further, the estimated value per share of common stock as of December 31, 2011 is based on the estimated value of the Company’s assets less the estimated value of the Company’s liabilities divided by the number of diluted shares of common stock outstanding, all as of December 31, 2011. The value of the shares of common stock will fluctuate over time in response to developments related to individual assets in the portfolio and the management of those assets and in response to the real estate and finance markets. Different parties using different assumptions and estimates could derive a different net asset value and resulting estimated value per share of common stock, and these differences could be significant. Markets for real estate and real estate-related investments can fluctuate and values are expected to change in the future. The Company currently plans to update the estimated value per share of common stock on an annual basis, but is not required to update the estimated value per share of common stock more frequently than every 18 months.

Share Redemption Program, page 53

7.	We note your disclosure on page 54 regarding redemptions during 2011. In future Exchange Act reports, please also disclose the average price per share for the shares received.

In future exchange act reports we will disclose the average price per share for the shares received in all instances in the document where we discuss share redemptions. Please note that the Company did disclose the average price per share for the shares received on page 8 of our Form 10-K for Fiscal Year Ended December 31, 2011 filed March 30, 2012. For the convenience of the Staff, we have restated the disclosure in italics below:

Distribution Reinvestment, Share Repurchase Program and Tender Offer

Our distribution reinvestment program provides our stockholders with an opportunity to purchase additional shares of our common stock at a discount by reinvesting distributions. Our share repurchase program may provide our stockholders with limited, interim liquidity by enabling them to sell their shares back to us, subject to restrictions. Since inception through December 2008, we fully funded all redemption requests. During 2009, we redeemed 0.5 million common shares which was the maximum amount allowed under our share redemption program for the calendar year and represented 31% of redemption requests received during the period. During 2010, we redeemed 0.6 million common shares or 26% of redemption requests received during the period. During 2011, we redeemed approximately 0.6 million common shares or 69% of redemption requests received during the period, at an average price per share of $9.10 per share. We funded share redemptions for the periods noted above from the cumulative proceeds of the sale of our common shares pursuant to our distribution reinvestment plan.

Consolidated Statements of Operations, page 87

8.	Please disclose what is included in Other income, net in the notes to the financial statements or in the MD&A to the extent that it remains a significant component of net income in future filings.

To the extent that it remains a significant component of net income in future filings the Company will disclose what is included in Other income, net in the notes to the financial statements or in the MD&A.

Note 2. Summary of Significant Accounting Policies, page 91

Investment in Real Estate, page 93

9.	Please further describe what is included in “transaction costs,” tell us your basis for capitalizing transaction costs incurred in connection with equity method investments and quantify the amount of these capitalized transaction costs included in your balance sheet.

The Company’s policy it to capitalize transaction costs incurred in connection with equity method investments in accordance with ASC 805-50-30-1, Business Combinations, Related Issues, Initial Measurement, Acquisition of Assets Rather than a Business, which states, “Assets are recognized based on their cost to the acquiring entity, which generally includes the transaction costs of the asset acquisition.” As of December 31, 2011 and 2010, the Company had no amounts of capitalized transaction costs included in its balance sheets.

Transaction costs represent direct costs of the asset acquisition and may include professional fees paid to lawyers or accountants in connection with the acquisition, commissions or acquisition costs paid in connection with identifying the asset that was acquired and closing costs such as title search fees, appraisal fees and government fees.

The company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Donna Brandin

Donna Brandin
Chief Financial Officer and Treasurer